Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/27/17	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   4 World Trade Center, 44th Floor, New York, NY, 10007

17002432

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Sophia Lee, General Counsel
   4 World Trade Center, 44th Floor, New York, NY, 10007
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/27/17 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: [signature] (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 27th day of April (Month), 2017 (Year) by [signature] (Notary Public)

My Commission expires August 22, 2019 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

Investors' Exchange LLC 1 646 343 2000 tel
4 World Trade Center, 44th Floor 1 888 481 9706 tel
New York, New York 10007 www.iextrading.com

April 27, 2017

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 02549-7010

Re: Investors' Exchange LLC – Amendment No. 13 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 13 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, Amendment No. 9 filed on October 18, 2016, Amendment No. 10 filed on October 18, 2016, Amendment No. 11 filed on December 22, 2016, and Amendment No. 12 filed on January 11, 2017.

Addendum F-1	IEX Member Application
Addendum F-9	IEX Connectivity Agreements and Forms
Addendum F-10	IEX Data Agreements and Forms
Addendum J-2	IEX Audit Committee Charter

Please feel free to contact me at (646) 343-2040 with any questions in connection with this matter. Thank you.

Regards,

Sophia Lee

Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	May 31, 2016
Estimated average burden hours per response......	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

FORM 1 INSTRUCTIONS

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Addendum F-1

IEX Member Application

MEMBER APPLICATION

An applicant broker-dealer ("Applicant") applying to become a member of Investors' Exchange LLC ("IEX" or the "Exchange"), must complete this Member Application (the "Application").

To become a Member of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

APPLICATION CHECKLIST

Member Application

- ☐ Membership Application, including Statutory Disqualification Notice (pg. 3 - 8)

Member Agreements

- ☐ Clearing Letter of Guarantee (***if Applicant is not self-clearing***) (pg. 1)
- ☐ User Agreement (pg. 2 - 7)
- ☐ Routing Agreement (if Applicant will use Exchange-provided routing services) (pg. 8 - 11)

User Agreement Addendum to Permit Volume Attribution (if advertising aggregate volume)

- ☐ User Agreement Addendum to Permit Volume Attribution (pg. 1 - 2)

User Agreement Addendum to Permit Investor Disclosure (if disclosing investor to IEX)

- ☐ User Agreement Addendum to Permit Investor Disclosure (pg. 1 - 2)

Supporting Documents Provided by the Member

- ☐ Most recent ***signed*** Form BD, including schedules & disclosure reporting pages
- ☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
- ☐ Most recent audited annual financial statements, if applicable, and unaudited financial statements as of the last month-end
- ☐ All FOCUS Reports since last annual audit
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation

[redacted]

☐ List of all authorized traders Applicant will be registering with the Exchange

If Applicant is a non-FINRA firm which does not file FOCUS reports electronically via e-FOCUS

☐ Pro Forma Financial Statements for next twelve (12) months

☐ Anti-Money Laundering - Description of the financial controls employed by the Applicant with respect to IEX Rule 5.160 (FINRA Rule 3310) (Refer to the FINRA AML guidance)

☐ A copy of any decision or order by a federal or state authority or SRO taking permanent or temporary, adverse action with respect to a registration or licensing determination regarding the Applicant or an Associated Person

☐ Two (2) years of examination reports from the Applicant's DEA

☐ Designation of Accountant Form and Auditor Engagement Letter provided to Applicant's DEA pursuant to SEC Rule 17a-5(f)

Connectivity Agreements and Forms

☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 6)

☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)

☐ Equities Port Request Form (if ***not*** connecting via Service Bureau) (pg. 8 - 9)

☐ Service Bureau Authorization (co-signed by Service Bureau if connecting via Service Bureau) (pg. 10)

Market Maker Application (if applying to become a Market Maker registered with the Exchange)

☐ Market Maker Registration Application (pg. 2 - 4)

☐ Market Maker Disclosure Report for Commodity-Related Securities (if registering in a UTP Derivative Security that is a Commodity-Related Security as described in IEX Exchange Rule 16.127) (pg. 5)

Supporting Documents Provided by Market Maker if registering in a Commodity-Related Security

☐ Written supervisory procedures addressing information barriers, books and records, and handling of material non-public information

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.170.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]

MEMBER APPLICATION

GENERAL INFORMATION

Date: SEC BD Registration #: CRD #:

Name of Applicant Broker-Dealer:

MPID(s) of Applicant Broker-Dealer:

Address of Principal Office:

City: State: Zip:

BILLING ADDRESS

Address of Billing Office:

City: State: Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)

Name: Title:

Phone: Email:

BUSINESS CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

BILLING CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

COMPLIANCE CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

TECHNICAL CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

TRADING CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

SUPERVISOR OF AUTHORIZED TRADERS

Name:

Title:

CRD # (if applicable):

Email:

Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization: ____________________ Federal Employer ID Number: ___________________________

TYPE OF BUSINESS ACTIVITIES APPLICANT PLANS TO CONDUCT ON IEX (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____

* Please execute and deliver the Market Maker Application to Market Operations.

SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ Bats BZX Exchange (BATS)
☐ Bats BYX Exchange (BATY)
☐ Chicago Stock Exchange (XCHI)
☐ EDGA Exchange (EDGA)
☐ EDGX Exchange (EDGX)
☐ Financial Industry Regulatory Authority (FINRA)
☐ Other: ____
☐ NASDAQ (XNGS)
☐ NASDAQ BX (XBOS)
☐ NASDAQ PHLX (XPHL)
☐ National Stock Exchange (XCIS)
☐ New York Stock Exchange (XNYS)
☐ NYSE Arca (ARCX)
☐ NYSE MKT (XASE)

Name of Applicant's Designated Examining Authority (DEA) ____

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ______________________________

FINRA: ______________________________

Other: ______________________________ Name of Regulator: ______________________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Is there a cancellation rider requiring notice to the Applicant's DEA? ☐ Yes ☐ No

Name of insurance carrier: ______________________________

Amounts of coverage: Total Coverage ______________________ Coverage Per Incident ______________________

Coverage period of the bond: ______________________________

AML COMPLIANCE OFFICER

The Applicant is required to designate, and identify to the Exchange, any person(s) responsible for implementing and monitoring the day-to-day operations and internal controls of the Applicant's anti-money laundering program. The Applicant must provide prompt notice to the Exchange regarding any change in this designation. If the Applicant is a Member of FINRA required to, and does, comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange.

Name: Title:

Business Address:

Phone: Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Investors' Exchange LLC Rule 2.160 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

CLEARING INFORMATION

Name of Clearing Firm: 4-Digit Clearing #:

Clearing Firm Contact Name: Clearing Firm Contact Phone:

Clearing Firm Contact Email:

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true, complete, and accurate.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with an SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

______________________________ ____________________
Signature of Duly Authorized Representative | Date

______________________________ ____________________
Print Name | Title

[redacted]

STATUTORY DISQUALIFICATION NOTICE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

____________________________________ ______________________________

Signature of Duly Authorized Representative | Date

____________________________________ ______________________________

Print Name | Title

Addendum F-9

IEX Connectivity Agreements and Forms

CONNECTIVITY AGREEMENTS AND FORMS

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms

Member Broker Dealer

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (if Member is ***not*** connecting via Service Bureau) (pg. 8 - 9)
- ☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 10)

Service Bureau

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (pg. 8 - 9)
- ☐ Service Bureau Authorization (must be co-signed with a Member of the Exchange) (pg. 10)

Data Recipient

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)

Clearing Agency (if connecting to the Exchange for drop copies)

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (pg. 8 - 9)

Extranet Provider

- ☐ Connectivity Services Agreement (pg. 2 - 6)
- ☐ Physical Connectivity Order Form (pg. 7)
- ☐ Extranet Addendum to the Connectivity Services Agreement (pg. 11 - 12)

(continues on next page)

Sponsored Participant

☐ N/A

Data Subscriber

☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the documents.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]

CONNECTIVITY SERVICES AGREEMENT

This Investors' Exchange LLC Connectivity Services Agreement ("Agreement") is a binding agreement between you ("User") and Investors' Exchange LLC ("IEX" or the "Exchange"), a Delaware limited liability company, with its principal office at 4 World Trade Center, 44th Floor, New York, NY 10007, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. **Services**. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by IEX to User to the extent such services are not addressed by another agreement between IEX and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by IEX to continue any aspect of the Services in their current form. IEX may from time to time make additions, deletions or modifications to the Services. In such event, IEX shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution**. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access IEX, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to IEX and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute IEX data, User shall also enter into an IEX data agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to IEX. User shall comply with all reasonable security specifications or requirements of IEX in order to prevent IEX and IEX data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to IEX or IEX data unless such third party is an Authorized Third Party, pursuant to IEX's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that IEX has approved to connect to IEX via connectivity supplied by User and/or to receive IEX data or other IEX authorized services transmitted through User.

   (a) Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to IEX that includes the name and contact information of the party to whom connectivity will be provided. IEX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by IEX, User may not provide the applicable party with connectivity to IEX. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to IEX that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to IEX pursuant to this Agreement shall be given in accordance with the Connectivity Manual available at http://iextrading.com/, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and IEX, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from IEX of such failure or untruth, cease providing access to IEX and/or IEX data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to IEX.

   (b) List of Authorized Third Parties. User shall maintain, keep current, and provide to IEX promptly upon request a list of Authorized Third Parties to whom User provides access to IEX and/or certain data feeds associated therewith. Unless otherwise provided by IEX, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

   (c) Network Requirements. User must comply with all applicable IEX Network Requirements, contained in the Connectivity Manual. IEX will provide notice of any material amendments to the IEX Network Requirements and User shall comply with the amended IEX Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees**.

   (a) Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, IEX reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay IEX a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

(b) Adjustments to Services Fees. IEX may adjust the fees for the Services upon reasonable notice to User; provided, however, that IEX may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by IEX in connection with the provision of Services. If User is receiving a physical connection from IEX, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., IEX switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term**. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or IEX as provided below.

5. **Termination.**

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to IEX.

(b) By IEX. IEX may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, IEX may suspend or terminate the Services immediately upon notice to User if it determines, in IEX's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that IEX determines are or may be detrimental to IEX, its investors or Exchange Members (as defined in the Exchange Rules), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to IEX, its investors or Exchange Members; (iv) User is retransmitting or republishing any IEX data feeds, including market data, or providing any connectivity to IEX without the prior approval of IEX; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to IEX any and all amounts owed to IEX under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay IEX the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5(c), and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH Updated April 15, 2015 Page 3 of 4 RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY IEX WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. IEX GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO

CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX OR A CLAIM ARISING OUT OF IEX's INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL IEX OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, IEX MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF IEX's INDEMNIFICATION OBLIGATIONS STATED BELOW, IEX's TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF IEX's ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify and hold harmless IEX, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from IEX's willful misconduct, fraud or breach of IEX's obligations under this Agreement.

9. **Indemnification by IEX.** IEX agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that IEX or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **Assignment.** User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without IEX's prior approval, which will not be unreasonably withheld. IEX may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. **Amendment.** This Agreement may be amended from time to time by IEX in its sole discretion, and IEX shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to IEX at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in

accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth below.

Investors' Exchange LLC		User:	______________________
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
		Date:	______________________

USER INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS	BILLING CONTACT
Firm:	Name:
Address:	Address:
City:	Email:
State: Zip:	Phone:

PHYSICAL CONNECTIVITY ORDER FORM

CONTACT INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT

Name:

Email:

Phone:

TECHNICAL CONTACT

Name:

Email:

Phone:

BILLING ADDRESS

Address:

City:

State: Zip:

BILLING CONTACT

Name:

Email:

Phone:

SWITCH PORT* SELECTION

Specify Side and Quantity:

IEX POP: Equinix NY5 (Secaucus, NJ)

☐ A-Side Qty: ____________________

☐ B-Side Qty: ____________________

Disaster Recovery: Equinix CH4 (Chicago, IL)

☐ C-Side Qty: ____________________

IEX Test Facility ("ITF"): Equinix NY5 (Secaucus, NJ)

☐ I-Side Qty: ____________________

Customer Public BGP ASN:

Customer Public IP Range:

Add: Remove:

Authorized Contact Name:

Authorized Signature: Date:

* Note that the 10Gbps is the only physical interface available for new physical connectivity orders into the IEX POP and Disaster Recovery data center. 1Gps interfaces are the default physical interface available into the IEX Test Facility.

EQUITIES PORT REQUEST FORM

ORDER TYPE

☐ Addition ☐ Removal ☐ Change to Existing

☐ Service Bureau (only check if you are a Service Bureau)

PORT DETAILS

Connectivity Site: ☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)
☐ IEX Test Facility ("ITF"): Secaucus (Non-Production)

Type of Access: ☐ Cross-Connect ☐ 3rd Party Extranet: ______________________

Drop Copy Port: ☐ New ☐ Existing SenderCompID: ______________________
☐ Qty: ______________ MPID(s) to Drop: ______________________

Message(s) to Drop: ☐ Fills ☐ Breaks ☐ Statuses (Acks, Cancels, Rejects, etc.)

Order Entry Port: ☐ Qty: ______________

Order Entry Port Minimum Required Configurations:

Clone an Existing Port?	☐ Yes	☐ No	Session ID: __________
Routing Enabled*?	☐ Yes	☐ No	
Allow ISO Orders?	☐ Yes	☐ No	
Symbology type? (Choose one only)	☐ INET	☐ CMS	☐ CMS Split
Allow Market Orders?	☐ Yes	☐ No	
Allow Market Orders with TIF of "DAY"?	☐ Yes	☐ No	
Allow Short Sale Orders?	☐ Yes	☐ No	
Allow Trading in Pre- & Post-Market Sessions?	☐ Yes	☐ No	
Allow Trade Busts?	☐ Yes	☐ No	
Cancel on Disconnect**?	☐ Yes	☐ No	
Enable Anti-Internalization***?	☐ Yes	☐ No	
If Yes: default by Broker or MPID?	☐ Broker	☐ MPID	

Max Order Share Size: (Default = 1,000,000 shares) ______________________

Max Order Notional Value: (Default = $30,000,000) ______________________

MPID(s) Permissioned on this Port: ______________________

Clearing # Assignment for MPID(s): ______________________

Anticipated Total Message Volume per Day: ______________________

Anticipated Message to Trade Ratio: ______________________

Anticipated Peak Message Rate (msg/second): ______________________

[redacted]

Note: Each port is delivered as a primary logical port at the requested IEX data center.

Users may request to increase the max order share size and max order notional value parameters to be less restrictive than the IEX default values. IEX Market Operations will record and review all requests to increase order limits.

REMOVAL REQUEST

Order Entry Port ☐ Session ID(s): ____________________ Reason for Removal: ____________________

Drop Copy Port ☐ Session ID(s): ____________________ Reason for Removal: ____________________

ADDITIONAL COMMENTS OR REQUEST NOTES

____

____

____

____

____

ORDER AUTHORIZATION

MPID(s) / Company Name:

Authorized Contact (Please Print):

Authorized Signature: **Date:**

* Users who wish to enable routing, must complete and submit a Securities Routing Agreement found in the Member Application.

** The Exchange provides a best effort attempt to cancel all open orders from a User upon a communications disconnect. A loss of connectivity signal must travel through the IEX POP before IEX becomes aware of the loss of connectivity. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be canceled using the automatic cancel feature. Members may call the Market Operations at 646.343.2300 to verbally request that all open orders be canceled or check the status of open orders.

*** Anti-Internalization is a broker-level setting preventing self-match of two orders from the same Member on the IEX Order Book. As a default, Anti-Internalization may be enforced by Member (broker) or MPID. Additionally, Members may specify an Anti-Internalization Group Identifier ("AGID") on each order to enforce the behavior at a more granular level. Please refer to Exchange Rule 11.190(e) for additional information.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules.

If you do not receive a written confirmation from IEX within 3 business days that your request has been received and processed, please contact Market Operations at 646.343.2300 or marketops@iextrading.com.

Please refer to the IEX Fee Schedule posted at www.iextrading.com or the latest price list.

SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this "Form") is between Investors' Exchange LLC, a Delaware limited liability company, with its principal office at 4 World Trade Center, 44th Floor, New York, NY 10007 ("IEX" or the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"). IEX, Member and Service Bureau are collectively referred to as the "Parties".

2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.

3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.

4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.

5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.

6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice.

7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Investors' Exchange LLC	Service Bureau	Member
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	

EXTRANET ADDENDUM TO THE IEX CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC ("IEX" or the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Investors' Exchange Connectivity Services Agreement executed by and between IEX and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the IEX Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes IEX to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on IEX's website.

Executed versions of this Addendum and any other requested documents can be delivered to IEX via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

TERMS OF ADDENDUM

Whereas IEX provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and IEX agree as follows:

1. **Scope**. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement**. User hereby requests that IEX identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to IEX for use by multiple members. IEX agrees that it will include User's sales contact and service offerings in materials made publicly available by IEX, including publication on IEX's website and/or any other promotional materials as determined in IEX's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. **Obligations of Extranet**. By entering into this Addendum, User acknowledges and agrees to the following:

   (a) User has no rights in or to IEX data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that IEX has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by IEX, in the information and data that relates to individuals and entities that are regulated by IEX, and in the information and data that relates to activities that are regulated or operated by IEX, and (ii) compilation rights or other rights in information and data gathered from other sources. All IEX data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of IEX. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX to IEX data and IEX's networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter IEX data received through and from its connection to IEX; (ii) not to affect the integrity of IEX data; and (iii) not to render IEX data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of IEX data, its connection to any of IEX's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC		User:	__________
Signature:	__________	Signature:	__________
Printed Name:	__________	Printed Name:	__________
Title:	__________	Title:	__________
Date:	__________	Date:	__________

Addendum F-10

IEX Data Agreements and Forms

DATA AGREEMENTS AND FORMS

A user ("User") applying to receive authorized access to Investors' Exchange LLC ("IEX" or the "Exchange") data must execute and deliver the identified materials on the Data Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

DATA CHECKLIST

Data Agreements and Forms

☐ Data Agreement (pg. 2 - 10)
☐ Exchange Data Request Form and System Description (pg. 11 - 14)
☐ List of Affiliates (required for firms that distribute data to affiliates) (pg. 15)
☐ Service Facilitator List (required for firms that use a service facilitator to disseminate IEX data) (pg. 16 - 17)

Data Subscriber Agreement

☐ Data Subscriber Agreement (required for firms that distribute data externally) (pg. 1 - 5)

Connectivity Agreements and Forms

☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 6)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the documents.

[Remainder of page intentionally left blank.]

DATA AGREEMENT

This Investors' Exchange LLC Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between IEX, as operator of the Exchange, and Data Recipient.

1. **Definitions**. The following terms, when used in this Agreement, shall have the meanings set forth below:

   "Act" shall mean the Securities Exchange Act of 1934, as amended.

   "Additional Agreements" shall mean the User Agreement, IEX Data Feed Order Form and System Description, Price List, Fee Schedule, and any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with IEX or any of its subsidiaries or affiliates relating to the subject matter hereof.

   "Agreement" shall mean this Investors' Exchange LLC Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time. "IEX" shall mean, collectively, Investors' Exchange LLC, a Delaware corporation, with its principal offices at 4 World Trade Center, 44th Floor, New York, NY 10007, and its subsidiaries and affiliates, including, without limitation, the Exchange.

   "Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

   "Connectivity Fees" shall mean fees charged specifically for connecting to the Exchange in order to receive Exchange Data.

   "Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

   "Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

   "Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to IEX. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

   "Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects IEX and the IEX Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

   "Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

   "Data Recipient Invoiced Subscribers" shall mean any Data User that, per IEX's decision, are charged or assessed by Data Recipient for Exchange Data.

   "Data User" shall mean any Person that receives Exchange Data from Data Recipient.

   "Exchange" shall mean Investors' Exchange LLC and any other market subsidiary hereinafter created or acquired by IEX and operated by IEX or a subsidiary of IEX.

   "Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, or devices; or relating to Persons regulated by IEX or to activities of IEX; or gathered by IEX from other sources, in each case sourced by IEX within the U.S.

   "Exchange Requirements" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchange; (c) the Exchange's decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the

IEX specifications), requirements and other documentation that is regulatory or technical in nature published on IEX's web site; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"IEX Indemnified Parties" shall mean, collectively, IEX and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents. "IEX Invoiced Subscribers" shall mean any Data User that IEX chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"IEX Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that IEX may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system IEX has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the IEX Data Feed Order Form and System Description, as applicable, and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by IEX.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

2. **Exchange Users.** All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

   If Data Recipient is a member of the Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by IEX to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on the Exchange in accordance with applicable Exchange Requirements.

3. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by IEX and not for any purpose inconsistent with the terms of this Agreement.

4. **Use of Exchange Data.** IEX hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to: (a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved IEX extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise, and (b) distribute Exchange Data in any form by means of any current or future product or service of the

Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on IEX's web site and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by IEX, is prohibited. Data Recipient acknowledges and represents that it shall not use the Exchange Data at any time in contravention of the Exchange Requirements, including, and without limitation, the restriction on the display of information as set forth in Section 603(c) of Regulation NMS.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with IEX's prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. IEX shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from IEX in accordance with this Section 4. Data Recipient is not required to notify IEX of non-material changes to its System Description.

5. **Record Retention by Data Recipient.** Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as IEX from time to time may reasonably request in writing.

6. **Reporting**. Data Recipient shall comply with the requirements of IEX as to usage reporting as IEX requires from time to time in writing. Unless otherwise provided by IEX, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period set forth by IEX but IEX shall not consider such reporting to be late until 45 days after the due date.

7. **Proprietary Nature of Exchange Data.** IEX represents that Exchange Data and the System constitute valuable proprietary information and rights of IEX and the Exchange. Data Recipient expressly acknowledges and agrees that, as between IEX and Data Recipient, IEX has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of IEX's markets; (b) relates to activities that are regulated or operated by one or more of IEX's markets; (c) IEX derives from Exchange Data that originates on or relates to any of IEX's markets; and (d) is a compilation or other rights in information and data that IEX gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between IEX and Data Recipient, be and remain the sole and exclusive property of IEX. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers who provide information, goods and services to IEX in connection with the creation of Exchange Data have exclusive rights in their respective information and data. IEX makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. **Right to Deny Distribution**. IEX retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event IEX shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. **Use of Name**. IEX shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its web site displays, without the prior written consent of Data Recipient.

10. **Right to Audit**. During the term of this Agreement and for a period 12 months thereafter, Data Recipient shall make its premises available to IEX or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the

accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to IEX are complete and accurate. While on Data Recipient's premises, IEX or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to IEX or its appointed designee. In no event will IEX or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from IEX for information regarding Data Recipient's receipts, usage, processing, display and redistribution of Exchange Data. The costs of such audit shall be borne by IEX unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse IEX for its costs and expenses in conducting such audit, to the extent that such costs and expenses are commensurate with industry standards.

11. **Qualification Requirements; Data Recipient Indemnification.** Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that IEX may have different qualification requirements for different Data Users.

    Data Recipient may have an obligation to obtain an executed Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute an Investors' Exchange LLC Data Agreement with IEX. Data Recipient shall have no obligation to obtain an executed Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

    Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects IEX and the IEX Indemnified Parties to the same extent as if the Service Facilitator had signed an Investors' Exchange LLC Data Agreement with IEX directly.

    Data Recipient shall indemnify IEX, all IEX Indemnified Parties and any third parties that provide information, goods, and services to IEX in connection with the creation of Exchange Data against any assertion of claims or losses relating against the IEX Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide IEX with copies of the relevant portions of the Data Recipient Account Agreements. In the text of a Subscriber Agreement, Data Recipient may be referenced as "Vendor".

    If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and IEX (including the Additional Agreements); or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from IEX of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to IEX. Data Recipient shall be solely responsible for the acts and omissions of Internal Subscribers. If a Data User is to be terminated under this provision, then IEX will request all Data Recipients to cease providing Exchange Data to such Data User.

12. **Modifications; Fees.** Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by IEX: (a) to continue Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current IEX Specifications; or (b) to use existing communications facilities. IEX, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the IEX Specifications; (iii) to its communications facilities; or (iv) to IEX's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). IEX will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on the IEX's web site. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by IEX to Data Recipient. Data Recipient agrees to pay IEX a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, IEX reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. IEX will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to IEX's web site) of any changes to Connectivity Fees. IEX will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to IEX's web site) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the IEX Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.

All Data Users shall be either Data Recipient Invoiced Subscribers or IEX Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. IEX will bear the risk of non-payment by IEX Invoiced Subscribers. Data Recipient shall reasonably cooperate with IEX in any lawful efforts by IEX to collect unpaid charges due IEX from current or former IEX Invoiced Subscribers. Data Recipient may choose to pay IEX any charges due on behalf of any Data User. Upon Data Recipient's payment to IEX on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of IEX to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of IEX) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due IEX, then such amounts due shall be increased so that the net amount actually received by IEX after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to IEX or by IEX on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by IEX in the event that (a) Data Recipient is not permitted or not able to receive or IEX is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to IEX for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after IEX has notified Data Recipient in writing that such proposed action would constitute a default or breach hereunder; or (d) IEX, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to IEX's interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. **Confidentiality.** Under this Agreement, IEX (and any IEX designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that IEX or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information

received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of IEX (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing party in every reasonable way to help disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, IEX or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of IEX's markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any IEX or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for IEX or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

IEX shall not disclose its audit findings to any third parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent IEX from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. **LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES.** Absent fraud or willful misconduct by IEX, or a claim arising out of IEX's indemnification or confidentiality obligations set forth herein, IEX, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from IEX or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND IEX SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT IEX DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT A CLAIM ARISING OUT OF IEX'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL IEX, OR ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONSULTANTS BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE,

INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF IEX HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. **Indemnification by Data Recipient.** Absent fraud or willful misconduct by IEX or a claim arising out of IEX's indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless IEX Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against IEX Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any IEX required agreement for Exchange Data if Data Recipient has failed to notify IEX in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to an Investors' Exchange LLC Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any IEX Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to an Investors' Exchange LLC Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) IEX promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon IEX's request, shall inform IEX of the status of any proceedings or negotiations; and (iii) IEX reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of IEX Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the IEX Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects IEX Indemnified Parties to any obligation in addition to those set forth herein.

17. **Indemnification by IEX**. IEX agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies IEX in writing of any claim, action, or allegation; however, failure to promptly notify IEX of a claim shall not relieve IEX of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of IEX; (b) IEX shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. IEX, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

    IEX shall not have the obligation to indemnify, defend and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any IEX Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data Recipient uses the System, Exchange Data, or any IEX Specifications after IEX notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any IEX Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or IEX Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by IEX, Exchange Data, or any IEX Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any IEX Specifications without such hardware, software, or materials.

    In the event of a claim, action or allegation of infringement or misappropriation or if, in IEX's reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any IEX

Specifications is enjoined because of infringement or misappropriation, IEX may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any IEX Specifications; (ii) replace or modify the System, Exchange Data, or any IEX Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by IEX in accordance with this Section) or any third party.

This Section sets forth the entire liability of IEX and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by IEX.

18. **Assignment**. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of IEX, provided that Data Recipient (a) is not currently in breach of this Agreement or delinquent in any fees owed to IEX hereunder and (b) provides prior written notice to IEX. IEX may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

20. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. **Relationship of the Parties**. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

22. **Entire Agreement; Priority Rules; Amendment; Waiver**. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between IEX and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings, including, without limitation, any Exchange Data Vendor Agreement entered into with the Exchange. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the IEX Data Feed Order Form and System Description, as applicable; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies or agreements entered into by Data Recipient with IEX or any of its subsidiaries or affiliates relating to the subject matter hereof.

Except as may otherwise be set forth in this Agreement, IEX may alter any term or condition of this Agreement or the Subscriber Agreement on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the IEX web site or a successor site upon written notice to Data Recipient. No failure on the part of IEX or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. **Governing Law; Venue**. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the

jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. **Affiliates**. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to IEX. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY IEX AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. **Headings**. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. **Cumulative Remedies**. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. **Counterparts**. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the Parties hereto have caused this Data Agreement to be executed by their duly authorized representatives.

Investors' Exchange LLC		Data Recipient:	______________________
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
		Date:	______________________

EXCHANGE DATA REQUEST FORM AND SYSTEM DESCRIPTION

☐ Initial Form ☐ Amended Form ☐ Add/Remove Data Feed Subscription

DATA RECIPIENT INFORMATION

Company Name: Date:

Address of Principal Office:

City: State: Zip:

BILLING ADDRESS

Address of Billing Office:

City: State: Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)

Name: Title:

Phone: Email:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:

MARKET DATA ADMINISTRATOR	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:

How will you receive IEX Data? ☐ Directly from IEX (complete Connectivity Section A)

☐ Through one or more data Vendors (complete Connectivity Section B)

☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY - Section A

Connectivity Site:*

☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)

Type of Access:

☐ Cross-Connect IP Address(s)________________

☐ 3rd Party Extranet (identify which)

☐ BT Radianz ☐ IPC

☐ NYSE (SFTI) ☐ SAVVIS, Inc.

☐ TMX Atrium Networks ☐ TNS

☐ Equinix ☐ Other: ________________

If connected via Extranet, you are solely responsible for ensuring you can receive UDP multicast from your Provider.

*If you do not have existing connectivity to IEX, you must complete, execute and submit a **Connectivity Services Agreement** and **Physical Connectivity Order Form** found within the IEX Connectivity Agreements and Forms.

CONNECTIVITY - Section B

Please identify all the data Vendors through which you will receive IEX market data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST

DEEP (Depth of Book and Last Sale Feed) (Multicast)

☐ ADD ☐ REMOVE Effective Date: ________________

TOPS (Top of Book Quote and Last Sale Feed) (Multicast)

☐ ADD ☐ REMOVE Effective Date: ________________

OTHER

☐ ADD ☐ REMOVE Effective Date: ________________

SYSTEM DESCRIPTION

Please provide a complete description of the system that makes use of IEX data, including the system name.

Name / Version of the Data System: ______________________ Name / Version of the Entitlement System: ______________________

Please provide a description of the system that make use of the Data, and/or the Entitlement System:

Will your organization use IEX data internally? ☐ Yes ☐ No

Will your organization distribute IEX data to Affiliates**? ☐ Yes ☐ No

If yes, please complete the **IEX List of Affiliates.**

** "**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute IEX data externally? ☐ Yes ☐ No

If yes, is the data distribution ☐ Controlled ☐ Uncontrolled or ☐ Both

Please provide information for all Data Users receiving uncontrolled IEX data from your organization.

DATA USER

Company Name: Date:

Address of Principal Office:

City: State: Zip:

BUSINESS CONTACT

Name:

Title:

Email:

Phone:

TECHNICAL CONTACT

Name:

Title:

Email:

Phone:

DATA USER

Company Name: Date:

Address of Principal Office:

City: State: Zip:

BUSINESS CONTACT

Name:

Title:

Email:

Phone:

TECHNICAL CONTACT

Name:

Title:

Email:

Phone:

DATA USER

Company Name: Date:

Address of Principal Office:

City: State: Zip:

BUSINESS CONTACT

Name:

Title:

Email:

Phone:

TECHNICAL CONTACT

Name:

Title:

Email:

Phone:

I certify that the information provided within the System Description is accurate.

____
Signature of Data Recipient Authorized Representative

____
Title

____
Printed Name

____
Date

LIST OF AFFILIATES

This List of Affiliates is for the Investors' Exchange LLC Data Agreement.

"**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY INVESTORS' EXCHANGE LLC AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by IEX unless IEX notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

Please attach additional page(s) as needed.

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Recipient Name

________________________________ ________________________
Signature of Data Recipient Authorized Representative Title

________________________________ ________________________
Printed Name Date

SERVICE FACILITATOR LIST

The Service Facilitator List is for the Investors' Exchange LLC Data Agreement.

DATA RECIPIENT INFORMATION

Company Name: Date:

SERVICE FACILITATOR INFORMATION

Company Name: Date:

Address of Receipt of Exchange Data:

City: State: Zip:

BUSINESS CONTACT

Name: Title:

Phone: Email:

Description of service provided:

DATA DISTRIBUTION: ☐ Removal ☐ Change

Will Service Facilitator be responsible for reporting data feed usage on behalf of Data Recipient? ☐ Yes ☐ No

SERVICE FACILITATOR INFORMATION

Company Name: Date:

Address of Receipt of Exchange Data:

City: State: Zip:

BUSINESS CONTACT

Name: Title:

Phone: Email:

Description of service provided:

DATA DISTRIBUTION: ☐ Removal ☐ Change

Will Service Facilitator be responsible for reporting data feed usage on behalf of Data Recipient? ☐ Yes ☐ No

Please attach additional page(s) as needed. Signature page follows.

I certify that the information provided within the Service Facilitator List is complete and accurate.

Data Recipient Name

Signature of Data Recipient Authorized Representative

Title

Printed Name

Date

Addendum J-2

IEX Audit Committee Charter

INVESTORS' EXCHANGE LLC

Audit Committee

of the Board of Directors

Charter

I. PURPOSE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Investors' Exchange LLC (the "Exchange") shall assist the Board in fulfilling its responsibilities to oversee the (i) financial soundness and compliance resources of the Exchange; (ii) effectiveness of financial and compliance control processes related to operation of the Exchange; (iii) practices for reporting as a self-regulatory organization, exercising sound business risk management and ensuring ethical behavior; (iv) Exchange's financial reporting process; (v) Exchange's internal controls for information integrity; (vi) Exchange's internal audit function; and (vii) Exchange's enterprise risk and technology operations, including security and business continuity measures.

II. ORGANIZATION AND MEMBERSHIP

The Committee shall consist of at least three members, all of who shall be Independent Directors, as defined in the Exchange's Operating Agreement.

Each member of the Committee shall be financially literate, as such qualification is interpreted by the Board in its business judgment, and at least one member of the Committee must be an "audit committee financial expert" in accordance with U.S. Securities and Exchange Commission ("SEC") rules. In setting the qualifications for members of the Committee, and in electing members to the Committee, the Board may take into consideration academic background, training in financial analysis or business management, business experience involving or requiring financial management analysis and such other factors as the Board may deem appropriate.

Members of the Committee shall be elected by the Board annually upon the recommendation of the Nominating Committee and, unless otherwise directed by the Board, shall serve one-year terms. Members may be removed by the Board at any time with or without cause. Membership on the Committee shall automatically end at such time as a member ceases to be a member of the Board. Upon the removal or resignation of a member, the Board may elect a successor to serve the remainder of the unexpired term. Vacancies in the membership of the Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board, in any case upon the nomination of the Nominating Committee.

One Independent Director of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee's chairperson, the Committee will elect one Independent Director of the Committee as chairperson. The Exchange shall have the power to create subcommittees with such powers as the Committee shall from time to time confer.

III. STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Operating Agreement or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee. Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, but at least four times a year, and shall report on the Committee's meeting activities, deliberations, findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

IV. RESPONSIBILITIES AND DUTIES

In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Exchange's financial statements or any professional certification as to an independent auditor's work.

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Review financial soundness, compliance resources and the effectiveness of financial and compliance control processes related to the operation of the Exchange.

2. Review overall practices for reporting as a self-regulatory organization, exercising sound business risk management and ensuring ethical behavior.

3. Review the Exchange's financial reporting process, as well as the financial information related to the Exchange and its operations, which is provided to

the Exchange's sole stockholder, IEX Group, Inc. ("Shareholder"), and regulatory authorities with jurisdiction over the Exchange, through:

(a) review of management reports;

(b) meetings with the Chief Executive Officer ("CEO"), Chief Financial Officer and Chief Regulatory Officer of the Exchange;

(c) meetings with representatives of the external auditor(s) retained by the Shareholder; and

(d) meetings with the Exchange's Internal Audit department or outsourced party responsible for the Exchange's internal audit function (either party to be hereinafter referred to as the "Internal Audit department").

4. Review the Exchange's systems of internal controls, technology and information integrity established by management and the Board, through meetings with management of the Exchange, the Exchange's Internal Audit department and the external auditor(s) for the Shareholder, including via executive sessions, and discuss with such parties any identified material weaknesses or significant deficiencies in internal controls, recommendations for remediation thereof and the status of such remediation.

5. Review and discuss significant, substantive communications between the Exchange and the staff of the SEC's Division of Trading and Markets, Division of Enforcement and/or Office of Compliance Inspections and Examinations.

6. Select, evaluate and, where appropriate, replace any independent auditors retained by the Exchange to perform internal or other audit functions directly for the Exchange, it being understood that, for so long as the Exchange is a wholly-owned subsidiary of the Shareholder, the financial statements of the Exchange will be audited as part of the independent audit of the consolidated financial statements of the Shareholder by independent auditors selected by the Board of Directors of the Shareholder, with such selection to be reviewed and approved annually by the Committee, in consultation with the chairperson of the Audit Committee or any other independent committee of the Board of Directors of the Shareholder.

7. Review all activities of the Exchange's internal audit function, including (i) selecting and determining the compensation of the head of the Internal Audit department; (ii) reviewing and approving the budget of the Internal Audit department, in consultation with management; (iii) reviewing and approving the annual audit plan, in consultation with management; and (iv) conducting an evaluation of the performance of the Internal Audit department on no less than an annual basis.

8. Review enterprise risk management at the Exchange through meetings with the Exchange's management and the Internal Audit department, as well as other members of management as the Committee deems appropriate, to discuss enterprise risk management issues and the effectiveness of the Exchange's management of such risk.

9. Oversee technology operations, including security and business continuity measures, through regular meetings with the Chief Operating Officer and/or Chief Technology Officer ("CTO") and such other members of management, as the Committee deems appropriate.

10. Annually, in consultation with the CEO and the Regulatory Oversight Committee, on its own behalf and on behalf of the Board:

    (a) review individual, performance-based goals, including relative weightings for the CRO;

    (b) review year-end performance evaluations of the CRO; and

    (c) review the compensation of the CRO, inclusive of base salary, target bonus, cash bonus award (if any), base salary adjustment (if any), target bonus adjustment (if any) and awarding of incentive based, non-cash compensation (if any), including, but not limited to, awards of stock options.

11. Report to the Board at each regular meeting of the Board.

12. Annually review and self-evaluate the performance of the Committee.

13. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

14. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to the Committee.

V. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel and auditors, which may be, but need not be, the regular corporate counsel or auditor to the Exchange, as well as accounting and other advisors. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

The CEO, COO and CTO shall each report to the Committee as requested by the Committee. The Committee may also meet periodically with other management or with independent auditors, as necessary and appropriate. The head of the Exchange's Internal Audit department and/or any independent auditors shall have a direct line of report into the Committee and have free and open access to information deemed reasonably necessary to perform their assessments.

VI. APPROVAL AND ADOPTION

This Charter was approved and adopted effective as of June 27, 2016.